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                                       FILING PURSUANT TO RULE 425 OF THE
                                       SECURITIES ACT OF 1933

                                       FILER: NORTHROP GRUMMAN CORPORATION

                                       SUBJECT COMPANY: TRW INC. NO 1-2384

NEWS

                                       Northrop Grumman Corporation
                                       Public Information
                                       1840 Century Park East
                                       Los Angeles, California
                                       90067-2199
                                       Telephone  310-553-6262
                                       Fax  310-556-4561
[GRAPHIC REMOVED HERE]
                                  Contact:  Frank Moore (Media) (310) 201-3335
                                        Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN PROPOSES TO ACQUIRE TRW
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         LOS ANGELES -- Feb. 22, 2002 -- Northrop Grumman Corporation
(NYSE: NOC) today announced that it has forwarded a proposal (see attached) to TRW's (NYSE: TRW) board of directors to enter into negotiations to combine the two companies. The proposed transaction would deliver $47 in value of Northrop Grumman common stock for each share of TRW.

         "We believe the strategic combination of Northrop Grumman and TRW will provide tremendous value to the shareholders of both companies," said Kent Kresa, Northrop Grumman's chairman and chief executive officer. "Northrop Grumman's electronics and systems integration capabilities, combined with TRW's space and systems expertise, would create a strong contributor to the nation's satellite and missile defense requirements.

         "This combination would further our long-term strategic goals by strengthening our space business, adding communications technology and capabilities, and enhancing our information technology business," Kresa added. "We expect that, once we reach a timely agreement with the TRW board of directors, we will be able to close this transaction in the 2002 third quarter."

         Ronald D. Sugar, Northrop Grumman's president and chief operating officer, stated "this transaction would strengthen our portfolio, and would bring together the


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NORTHROP GRUMMAN PROPOSES TO ACQUIRE TRW
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advanced technologies and extraordinary human talent of both companies. With the integration of our 2001 acquisitions largely behind us, we are confident that our management, in conjunction with the leadership of TRW, can quickly and successfully integrate the defense and aerospace businesses of Northrop Grumman and TRW."

         Promptly following the close of the transaction, Northrop Grumman would expect to separate TRW's automotive business. Excluding TRW's automotive business, Northrop Grumman projects combined 2003 sales of approximately $26 billion to $27 billion. The impact of this transaction is expected to be neutral to Northrop Grumman shareholders when considering the earnings delivered by both the retained and automotive businesses.

         Including the effects of this transaction, Northrop Grumman would expect to have a debt to total capitalization ratio below 40 percent at 2002 year-end.

         TRW provides advanced-technology products and services for the aerospace, information systems and automotive markets worldwide. The company generated year-end 2001 sales of $16.4 billion.

         Northrop Grumman Corporation is an $18 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 100,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.




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NORTHROP GRUMMAN PROPOSES TO ACQUIRE TRW
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Note: Certain statements and assumptions in this release contain or are based on
"forward-looking" information (that the company believes to be within the definition in the Private Securities Litigation Reform Act of 1995) and involve risks and uncertainties. Such "forward-looking" information includes the statements above as to the impact of the proposed acquisition on revenues and earnings. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the company's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of TRW or Northrop Grumman. Should any such offer be commenced, Northrop Grumman will file and deliver all forms, notices and documents required under state and federal law.

                                      # # #

                                                                        0202-35

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February 21, 2002


Philip A. Odeen
Office of the Chief Executive
Kenneth W. Freeman
Lead Director
TRW Inc.
1900 Richmond Road
Cleveland, OH  44124

Gentlemen,

As you know from prior conversations between our companies, for quite some time we have believed that a merger of the TRW Inc. ("TRW") aerospace and information systems businesses with the complementary operations of Northrop Grumman Corporation ("Northrop") would be a compelling strategic combination in the best interests of stockholders, customers and employees of both corporations. I am writing at this time to formally propose a transaction for this purpose.

Based upon publicly available information, Northrop is prepared to provide all TRW stockholders with $47.00 in Northrop common stock for each share of TRW common stock. The transaction will be structured so that the receipt of Northrop stock by TRW stockholders will be tax-free. The proposed $47.00 per share of TRW common stock represents a premium of 18% over today's closing price, a premium of 22% over the average trading price for the last twelve months and is 4% over the highest closing price for the last twelve months. We would welcome the opportunity to consider non-public information concerning TRW, and we are prepared to consider in our offer any enhanced values that may be demonstrated by such information. Naturally, we are prepared to provide TRW and its representatives with a similar "due diligence" opportunity concerning Northrop non-public information.

Upon completion of the acquisition transaction, it is Northrop's intention to proceed with the separation of the TRW automotive business from the rest of the company immediately. We recognize that the automotive business is an outstanding operation in its own right, but we believe that it does not logically fit with either your or our other business segments.

Northrop has successfully completed the integration of many large acquisitions in recent years, and I believe we have earned the reputation for recognizing the continuing value and contribution of the executives of those acquired companies. We have also demonstrated fairness and evenhandedness in dealing with employees of the acquired companies and for scrupulously observing employees' rights to compensation and benefits.

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Northrop is prepared to begin immediately with the due diligence process and negotiation of a definitive acquisition agreement for the approval of our respective Boards of Directors. With full cooperation from both sides, we can conclude our agreement no later than March 11, 2002 and commence immediately the necessary proceedings for stockholder approval in accordance with Ohio law and for approval of our own stockholders. Our antitrust counsel has advised us that delays in connection with the antitrust review process should be minimal; and we believe a transaction could realistically be completed in the third quarter of this year.

Ron and I sincerely believe that a combination of TRW's aerospace and information systems businesses with our own will maximize the opportunities to enhance the value of those operations for the benefit of all our stockholders. Not only are the operations highly complementary, but the TRW operations will enjoy the support of a stronger balance sheet.

In light of the importance of this proposal to Northrop's shareholders, we will be publicly disclosing this letter. Should you have any questions concerning our offer, I and our representatives are prepared to speak with you at any time. We would appreciate your response to this offer by the close of business February 27, 2002.

                                                     Sincerely,


                                                     /s/ Kent Kresa

                                                     Kent Kresa